Exhibit 12.1

AECOM

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Year Ended					Six Months Ended
	September	September	September	September	September
	30, 2014	30, 2013	30, 2012	30, 2011	30, 2010	March 31, 2015(1)	March 31, 2014
	(In millions, except for ratio)
Earnings:
Income from operations	$257	$312	$(31)	$339	$320	$(234)	$94
Add:
Fixed charges	90	92	94	100	59	305	45
Amortization of capitalized interest	2	2	2	2	1	16	1
Distributed income of equity investees	24	31	26	37	8	73	15
Less:
Capitalized interest	7	2	—	7	6	85	3
Noncontrolling interest	(3)	(4)	(2)	(8)	(12)	(41)	(2)

Total Earnings	$369	$439	$93	$479	$394	$116	$154

Fixed charges:
Interest expense	41	$45	$47	$42	$11	179	21
Capitalized interest	7	2	—	7	6	85	3
Interest component of rent expense	42	45	47	51	42	41	21

Total fixed charges	$90	$92	$94	$100	$59	$305	$45

Consolidated ratio of earnings to fixed charges	4.1	4.8	1.0	4.8	6.7	n/a	3.4

(1)                       Earnings for the six months ended March 31, 2015 were inadequate to cover fixed charges primarily due to acquisition and integration expenses and the corresponding interest related to the acquisition of URS Corporation. The coverage deficiency was approximately $189 million.